                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of September 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

             3, avenue André Malraux, 92300 Levallois-Perret, France
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
          -----                         -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
          -----                         -----

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated September 17, 2004, "ALSTOM and Vossloh Sign a MOU for the Sale of Valencia (Spain) Transport Factory"

Press  release  dated  September  18, 2004,  "MSC Cruises  Confirms to
ALSTOM an Order for Two Cruise Ships"

Main  Characteristics  Of  The  Cash  Capital  Increase  Reserved  For
Adherents Of The Group's  Savings Plan (Visa n° 04-773  granted by the
AMF on 20 September 2004)

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: September 23, 2004                   By: /s/ Philippe Jaffré
                                               ---------------------------------
                                               Name:  Philippe Jaffré
                                               Title: Chief Financial Officer

                                                               17 September 2004

                  ALSTOM AND VOSSLOH SIGN A MOU FOR THE SALE OF
                       VALENCIA (SPAIN) TRANSPORT FACTORY

ALSTOM and VOSSLOH have signed a Memorandum of Understanding (MOU) regarding the sale of the Albuixech (Valencia,  Spain) ALSTOM Transport factory. This document sets out both the general principles of the sale contract to be negotiated and a timeframe  during which the parties expect the relevant  documents to be signed.
Following  signature of a binding  agreement,  closing of this operation will be subject to customary  conditions including approval by the companies' boards and the relevant anti-trust authorities and is targeted for the end of the year.

The  sale of the  Albuixech  factory  would be part of the  commitments  made in connection  with  the  European  Commission's  approval  of  ALSTOM's  financing package, as announced in May 2004.

The  Albuixech  factory,  located  north  of  Valencia,  was  built  in 1990 and currently  employs 420 people.  This production  centre  comprising 31.000 m2 of buildings  specialises in the  manufacture of locomotives  and bogies as well as non-modular trains for the regional market.

Press relations:    S. Gagneraud /M. Boulot
                    (Tel. 01 41 49 27 40)
                    internet.press@chq.alstom.com

Investor Relations: E. Chatelain
                    (Tel. 01 41 49 37 38)
                    investor.relations@chq.alstom.com

                                                               18 September 2004

                     MSC CRUISES CONFIRMS TO ALSTOM AN ORDER
                              FOR TWO CRUISE SHIPS

MSC Cruises has just confirmed to ALSTOM Marine an order for the construction of two 1,275 cabin cruise ships for its new generation of cruise ships.

These new ships  will be 294 metres  long and just over 32 metres  wide and will comply  with  the  Panamax  standard.  They  are  intended  for  cruises  in the
Mediterranean and Caribbean seas. The ships' design privileges passenger' access to sea views : around 80 per cent of the cabins  will have  windows  overlooking the sea,  and three  quarters  of these  'outside  view'  cabins  will also have balconies.  The ships will each have a capacity  of up to 3,000  passengers  and
1,000 crew members.

The first ship will be delivered in June 2006 and the second in spring 2007.

ALSTOM Marine has already built two 800 cabin cruise ships for MSC Cruises,  the
MSC Lirica and the MSC Opera, delivered respectively in March 2003 and May 2004.

In addition to these new orders,  ALSTOM Marine's orderbook  comprises three LNG carriers for Gaz de France, a Landing Helicopter Dock (LHD) built in cooperation with DCN for the French Navy, a car ferry for SeaFrance, an oceanographic vessel for Ifremer,  a ro-ro pax vessel for the Conseil  Général du Morbihan,  and a 70 metre motor yacht.

Press relations:    G. Tourvieille
                    (Tel. 01 41 49 27 13) - internet.press@chq.alstom.com

Investor Relations: E. Châtelain
                    (Tel. 01 41 49 37 38) - investor.relations@chq.alstom.com

                              MAIN CHARACTERISTICS
                      OF THE CASH CAPITAL INCREASE RESERVED
                 FOR ADHERENTS OF THE GROUP'S SAVINGS PLAN

            (Visa n° 04-773 granted by the AMF on 20 September 2004)

The main  characteristics  of the issue of shares  reserved for adherents of the
ALSTOM  group's  savings  plan are set out in chapter II of the French  Offering
Circular approved by the Autorité des marchés financiers ("AMF") under n° 04-773 on 20 September 2004.

FTSE™ sectoral classification
   -     economic group          20 - General Industrials
   -     sector                  25 - Electronic & Electrical Equipment
   -     subsector               252 - Equipment

Dates of authorization of the           Annual  shareholders' meeting  held on 9
Annual general shareholders'            July 2004;  Board of Directors'  meeting
meeting and of the decision of the      of 17 September 2004.
Board of Directors

Maximum number of shares                A maximum of 120,000,000 new shares with
offered:                                a  nominal  value  of  €0.35  per  share
                                        representing  a  maximum  total  nominal
                                        capital  increase of  €42,000,000,  i.e.
                                        2.2% of the share capital.

                                        New  shares  will  be  eligible  for any
                                        dividends  which may be paid in  respect
                                        of fiscal year 2004/2005.

Subscription conditions                 Subscription price

                                        The  subscription  price is set at €0.35
                                        per share.  It  includes  a discount  of
                                        18.61% on the average  opening  price of
                                        the  ALSTOM  share  on  Euronext   Paris
                                        during the twenty trading days preceding
                                        the  decision of the Board of  Directors
                                        of 17  September  2004 rounded up to the
                                        nearest cent of a euro,  i.e.  €0.43 per
                                        share.

                                        The  subscription  price will be paid by
                                        the voluntary payment of the participant
                                        plus the company contribution.

                                        Direct  or  indirect   subscription

                                        In  France,  shares  will be  subscribed
                                        through    the    FCPE    ALSTOM    (AMF
                                        authorization number FC3 20040166).

                                        Employees   in   Germany,   Switzerland,
                                        Italy,  Spain,  Poland  and  Brazil  may
                                        subscribe for shares directly.

                                        Procedures for holding shares

                                        FCPE ALSTOM in France, directly in other
                                        countries

                                        Eligible Participants

                                        -  employees  of  the  group   companies
                                           adhering   to   the   French    group
                                           employees    savings    plan   ("Plan
                                           d'Epargne  Entreprise  Groupe France"
                                           or  "PEGF")  or to the  international
                                           group  employees  savings plan (named
                                           ALSTOM  International  Employee Share
                                           Subscription     Plan     2004)("Plan
                                           d'Epargne de Groupe International" or
                                           "PEGI") which together constitute the
                                           groups' savings plan ("Plan d'Epargne
                                           Groupe")  with at least three  months
                                           of    service    subject   to   local
                                           regulations;

                                        -  employees   retired   and  on   early
                                           retirement   of  the   above   French
                                           companies   of  the  group  who  have
                                           assets left in the PEGF;

                                        -  chairmen,  chief corporate  officers,
                                           corporate officers and members of the
                                           executive  boards of the above French
                                           companies   employing   one   to  100
                                           employees  with at least three months
                                           of service.

                                        The   offering  is   available   in  the
                                        following  countries:  France,  Germany,
                                        Italy,  Spain,  Switzerland,  Brazil and
                                        Poland.

                                        Maximum voluntary payment

                                        Dual limitation

                                        -  1/4 of the gross annual  compensation
                                           (total of voluntary payments),

                                        -  €1,290 per participant.

                                        Company   contribution   (reserved   for
                                        employees and officers stated above)

                                        0.135  euro per share  corresponding  to
                                        62.791% of the voluntary  payment of the
                                        beneficiary   within   the  limit  of  a
                                        company   contribution   of   €810   per
                                        beneficiary.

                                        Maximum    number    of    shares    per
                                        participant:

                                        -  for eligible  participants  of French
                                           companies  :  6,000  shares  of  FCPE
                                           ALSTOM with company contribution,  or
                                           3,685.7142   shares  of  FCPE  ALSTOM
                                           without company contribution,

                                        -  for eligible  participants of foreign
                                           companies : 6,000 ALSTOM  shares with
                                           company contribution.

                                        Minimum subscription:

                                        -  for eligible  participants  of French
                                           companies  (subscription  through the
                                           FCPE  ALSTOM):  €15 per  participant,
                                           and

                                        -  for  eligible  participants  of other
                                           countries:  €43  corresponding to the
                                           subscription   of  200   shares   per
                                           participant        with       company
                                           contribution.

Indicative timetable:                   Setting  of the  subscription  price for
                                        the shares

                                        The Board of  Directors'  meeting  of 17
                                        September  2004  set  the   subscription
                                        price for the shares.

                                        Subscription period

                                        19  November  2004  to 6  December  2004
                                        inclusive.

                                        Completion of the capital increase

                                        20 December 2004.

Listing   of  new   shares:             Trading of shares

                                        Shares are traded on the Premier  Marché
                                        of Euronext Paris.

                                        Listing of new shares

                                        Listing of the new shares on the Premier
                                        Marché of Euronext  Paris is expected to
                                        take place on 20 December 2004.

                                        Share prices (Premier Marché of Euronext
                                        Paris)

                                        High/low  for the period  from 1 January
                                        2004 to 16 September 2004 (inclusive):

                                        €2.51 and €0.31.

Other information                       Shares in the FCPE fund and shares  held
                                        directly by participant are subject to a
                                        restriction  period on the part of their
                                        holders of 5 years for shares subscribed
                                        by  adherents  to the  PEGF,  and 3 to 5
                                        years   in    accordance    with   local
                                        regulations  for  shares  subscribed  by
                                        adherents to the PEGI, except subject to
                                        cases  qualifying  for the early release
                                        of the holdings.

Contact for employees                   Caroline  Fourches - Department of Human
                                        Resources / Employee stock ownership
                                        Telephone : 33 1 41 49 31 66
                                        Fax : 33 1 41 49 79 12

                                        Lucy Callaghan - Internal Communications
                                        Telephone : 33 1 41 49 26 70
                                        Fax : 33 1 41 49 79 35

Availability of the prospectus          The prospectus which is comprised of:

                                        o  the  annual   report   (document   de
                                           référence)  filed  with the AMF on 17
                                           June 2004 under number D.04-0947;
                                        o  the    offering     circular    which
                                           constitutes, with the above-mentioned
                                           annual    report,    the   prospectus
                                           registered  with  the  AMF on 13 July
                                           2004  under   number   04-670   which
                                           included a warning from the AMF;
                                        o  and, the offering  circular  dated 20
                                           September 2004,

                                        has been  granted by the AMF the visa n°
                                        04-773 dated 20 September 2004.

                                        Copies  of the  offering  circulars  and
                                        annual  report  (document de  référence)
                                        can  be  obtained  at  no  cost  at  the
                                        registered   office   of   ALSTOM,   the
                                        subscription  sites  in  France  and the
                                        websites of ALSTOM  (www.alstom.com) and
                                        the AMF (www.amf-france.org).

Distribution of the press release       This press  release is  published at the
                                        request  of the AMF in  compliance  with
                                        COB's regulation n° 98-07.

This  announcement does not constitute an offer of ALSTOM securities for sale or subscription,  or  a  solicitation  of  offers  to  purchase  or  subscribe  for securities,  in the United States or in any other  jurisdiction.  The securities referred  to herein  have not  been,  and will not be,  registered  under the US
Securities Act of 1933, as amended, and may not be offered or sold in the United
States  absent  registration  or  an  applicable   exemption  from  registration
requirements.  A public offering of securities in any  jurisdiction  can only be made on the  basis  of a  prospectus  prepared  by  ALSTOM  containing  detailed information  related to ALSTOM, its management bodies and its accounts.  No copy of this  announcement  has  been or may be sent  or  distributed  in the  United
States.